UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue

7th Floor

New York, NY 10177

516-951-9074

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Compensation Adjustment of the Chief Financial Officer

On May 1, 2025, compensation committee of the board of the Paranovus Entertainment Technology Limited (the “Company”) proposed, approved and ratified an adjustment to Ms. Guo’s compensation for her services as the Chief Financial Officer (the “CFO”) of the Company.

As a result, effective on May 1, 2025, Ms. Guo’s annual base salary was increased from $27,000 in cash and $27,000 in Class A ordinary shares of the Company, par value $0.01 per share (the “Class A Ordinary Shares”) to $150,000 in cash, to be paid in periodic installments in accordance with the Company’s regular payroll practices, and $50,000 in Class A Ordinary Shares, pro-rated over twelve (12)-month period (the “Share Compensation”). The Share Compensation will be payable on December 31 each year and issued at a per share price equal to the average of the closing prices during the twenty (20)-trading-day period including and ending on December 31 (for avoidance of doubt, on December 31, 2025, the Executive will receive $33,333 worth of Class A ordinary shares).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: May 7, 2025	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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